EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT (as of December 31, 2025)

Name of Subsidiary	Subsidiary Jurisdiction of Incorporation or Organization
P10 Holdings, Inc.[1]	DE
P10 Intermediate Holdings LLC[2]	DE
P10 Advisors, LLC[3]	DE
P10 RCP Holdco, LLC[4]	DE
RCP Advisors 2, LLC	DE
RCP Advisors 3, LLC	DE
Five Points Capital LLC	DE
TrueBridge Capital Partners LLC	DE
Enhanced Capital Group LLC	DE
Trident ECG Holdings LLC	DE
Trident ECP Holdings LLC	DE
Hark Capital Advisors LLC	DE
Bonaccord Capital Advisors LLC	DE
Westech Investment Advisors LLC	DE
Qualitas Equity Funds, S.G.E.I.C., S.A.	Spain

1 Effective February 11, 2026, this subsidiary's name was changed to Ridgepost Capital Holdings, Inc.

2 Effective February 11, 2026, this subsidiary's name was changed to Ridgepost Capital, LLC

3 Effective February 11, 2026, this subsidiary's name was changed to Ridgepost Capital Advisors, LLC

4 Effective February 11, 2026, this subsidiary's name was changed to Ridgepost Capital RCP Holdco LLC